January 28, 2025

Zhe Zhang
Chief Executive Officer
Xdata Group
L    tsa 8, 11415, Lasnam  e District
Tallinn, Harju County, Estonia

Roman Eloshvili
President
OU XDATA
L    tsa 8, 11415, Lasnam  e District
Tallinn, Harju County, Estonia

       Re: Xdata Group
           Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted January 17, 2025
           CIK No. 0002038688
Dear Zhe Zhang and Roman Eloshvili:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-4
Dilution, page 23

1. In response to prior comment 12 you refer to revised disclosures on pages 23 and 85;
       however, we do not see this information. Please revise page 23 to include the
 January 28, 2025
Page 2

       valuation at or above which the potential dilution results in the amount of non-
       redeeming shareholders    interest per share being at least the IPO
price per share of
       common stock, at each redemption level. This presentation should consider the shares outstanding prior to the business combination, equal to the Total Alpha Star Ordinary
       Shares outstanding as of June 30, 2024, as adjusted, as well as those to be issued in the business combination, and that the IPO price is $10 per share. Refer to Item
       1604(c)(1) of Regulation S-K.
Proposal 1 - The Business Combination Proposal
Financial Projections of XDATA, page 104

2. Please expand your disclosure to discuss why the forecast period was selected.
       Disclose the basis for how you were able to project until 2029 given your limited operating history.
3. We note that XDATA has a limited operating history and has generated minimal revenue to date but projects it will earn $73.2 million in revenue based on actual revenues of $3.05 million in the first half of 2024 and other assumptions. Please revise to clearly describe the basis for the projections of revenue growth and the factors, contingencies, and/or uncertainties that would affect such growth. In addition, expand the discussion of your material assumptions underlying the projections, quantifying where applicable and providing detailed quantitative disclosure describing the basis for your projected sales, margins, customers, and the factors or contingencies that would affect such growth.
Unaudited Pro Forma Condensed Combined Financial Information
Earnings per Share, page 164

4. We note that the amount of pro forma net loss for Scenario 2 and Scenario 3 do not agree to the Pro Forma Condensed Combined Statements of Operations on pages 160 or 161. We also note that the weighted average shares outstanding for Scenario 1 and
       Scenario 2 do not agree to pages 160 and 161. Please advise or revise. OU Xdata Group Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue recognition, page F-10

5. You refer to delivered software in the internet and mobile banking solutions, providing licenses for a specified group of software in the cloud-based transaction monitoring platform, and providing licenses for modules in the CRM system solution.
       Please revise to clarify whether each of these offerings includes a license for functional intellectual property that has significant standalone functionality, and if so, how such licenses are considered in recognizing revenue. Similar clarifications should be made on page F-27. Refer to ASC 606-10-55-63.
General

6.     Please update the O   XDATA Group financial statements, or file as an
exhibit to the
       filing the necessary representations as to why such update is not necessary. Refer to
       Item 8.A.4 of Form 20-F and Instruction 2 thereto.
 January 28, 2025
Page 3

       Please contact Melissa Kindelan at 202-551-3564 or Chris Dietz at 202-551-3408 if
you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Yu Wang, Esq.
      Lawrence Venick, Esq.